TransAlta applies to amend Centennial project permit in anticipation of market demand

CALGARY, Alberta (Dec. 10, 2004) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it is asking the Alberta Energy Utilities Board to amend its 900-megawatt (MW) Centennial permit to allow for the construction of a smaller 450 MW plant using more advanced supercritical technology. The proposed plant would be located at the site of its Keephills facility 70 km west of Edmonton at Wabamun Lake.

“If we proceed with the project, a smaller plant makes more sense to meet the anticipated demands of the Alberta electricity market,” says Steve Snyder, TransAlta President & CEO. “The timing of any expansion will of course be dependent on future market conditions.”

More than 3,300 MW of new power generation has been built in Alberta since 1998. This growth represents slightly less than half of all new power generation built in Canada in the same period. Public estimates indicate Alberta has as much as 30 per cent more power generation than is needed to cover demand.

TransAlta’s decision to switch to supercritical technology is based on experience gained working with EPCOR on the Genesee 3 plant which uses the same technology. The advanced supercritical technology will be more efficient and will have better environmental performance.

TransAlta first announced plans to potentially build a new power plant at the site of their Keephills plant in February 2001.

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Centennial 1 Quick Facts

Location: 70 km west of Edmonton near Wabamun Lake

Capacity: 450 MW

Estimated cost: $750 million

Technology: Most advanced coal-combustion technology in Canada employing: a supercritical boiler, high efficiency multi-stage turbine, flue gas desulphurization unit (scrubber), bag house and low nitrogen oxide burners.

Environmental performance:

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Greenhouse gas: 10 per cent lower than existing plant; 18 per cent lower than average Alberta coal generation; further offset to be equivalent of natural gas combined cycle plant.

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Sulphur dioxide: 57 per cent below new Alberta standards; scrubber captures up to 77 percent of SO2 emissions and meets US EPA emissions standards

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Nitrogen oxides: 54 per cent reduction, meets new Alberta standards

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Ash: more than 99.8 per cent capture efficiency

TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

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Investor inquiries:

Tim Richter

Daniel J. Pigeon

Senior Advisor

Director, Investor Relations

Media & Government Relations

Phone:  1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7238

Phone:  (403) 267-2520    Fax (403) 267-2590

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E-mail:  investor_relations@transalta.com

Email:  media_relations@transalta.com